UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Management Transition

Adar Segal will step down from his position as Head of Automotive of Valens Semiconductor Ltd. (the “Company”). The Company has commenced a search for a replacement. Mr. Segal will support the Company during the transition period and until a replacement is found. Mr. Segal's employment is expected to terminate following a notice period of 180 days. The Company thanks Mr. Segal for his service and contributions.

This Form 6-K is incorporated by reference into the Registrant’s registration statement on Form F-3 (Securities and Exchange Commission File No. 333-260390) and Form S-8 (File Nos. 333-259849, 333-269250, 333-276520 and 333-293747), and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Yoram Salinger
	Name:	Yoram Salinger
	Title:	Chief Executive Officer

Date: July 20, 2026

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